Andrews Kurth LLP 600 Travis, Suite 4200 Houston, Texas 77002 +1.713.220.4200 Phone +1.713.220.4285 Fax andrewskurth.com

June 15, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Loan Lauren P. Nguyen, Legal Branch Chief

Re:	Sanchez Production Partners LP

Registration Statement on Form S-3

Filed May 18, 2015

File No. 333-204277

Ladies and Gentlemen:

Set forth below are the responses of Sanchez Production Partners LP, a Delaware limited partnership (the “Partnership”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by your letter dated June 12, 2015, with respect to the Partnership’s Registration Statement on Form S-3 (File No. 333-204277) (the “Registration Statement”). Each response below has been prepared and is being provided by the Partnership, which has authorized Andrews Kurth LLP to respond to the Staff’s comments on its behalf.

For the Staff’s convenience, the Partnership’s response is preceded by the exact text of the Staff’s comment in bold, italicized text.

1.	We note that the closing price of $2.29 per common unit on May 5, 2015 was the highest closing price of your common units 60 days prior to the filing date of this registration statement and that you had 24.4 million outstanding common units held by non-affiliates on May 14, 2015. Additionally, we note that you are registering for resale 12.7 million common units, an amount that represents approximately 52% of the 24.4 million common units held by non-affiliates on May 14, 2015. Using such figures, it does not appear that you are eligible to register this transaction as a primary offering on Form S-3 under either General Instruction I.B.1 or I.B.6 to Form S-3.

In addition to the significance of the common units to be registered in comparison to the outstanding common units, we note that the selling unitholders appear to be “deemed” statutory underwriters within the meaning of Section 2(11) of the Securities Act. Among other factors, it appears that the selling unitholders have only held the

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Class A Preferred Units (to be converted to common units) since March 31, 2015. Accordingly, it does not appear that you are eligible to register this transaction as a secondary offering on Form S-3 under General Instruction I.B.3.

Please provide us with a detailed legal analysis as to why you are eligible to register this transaction as either a primary or secondary offering on Form S-3. For guidance in distinguishing secondary offerings from primary offerings, please refer to Question 612.09 of the Division’s Compliance and Disclosure Interpretations for Securities Act Rules, which is available on our website.

Response:

Overview

For the reasons discussed below, we respectfully submit that the offering contemplated by the Registration Statement is a valid secondary offering by or on behalf of the Selling Unitholders (described below) that may be registered for sale on a continuous basis pursuant to Rule 415(a)(1)(i) under the Securities Act of 1933, as amended (the “Securities Act”). The offering is not the type of transaction about which the Staff has historically raised concerns under Rule 415, and a careful consideration of all of the factors articulated in Interpretation 612.09 of the Staff’s Compliance & Disclosure Interpretations (the “C&DIs”) for the Securities Act rules clearly supports a conclusion that the offering does not amount to a distribution by the Selling Unitholders on behalf of the Partnership.

Rule 415(a)(1)(i) of the Securities Act provides that securities may be registered for an offering to be made on a continuous or delayed basis in the future, provided that the registration statement pertains only to securities “which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary.”

Consistent with the language of Rule 415(a)(1)(i) of the Securities Act, the Partnership notes that the Registration Statement pertains only to securities which are to be offered and/or sold solely by or on behalf of the Selling Unitholders and not by or on behalf of the Partnership, its subsidiaries, or any person of which the Partnership is a subsidiary. Any future sales of the Common Units of the Partnership will be solely for the account of the Selling Unitholders, and the Partnership will play no role in determining the amount and/or timing of any such sales. Furthermore, the Partnership will not receive any proceeds from any future sales of the Common Units, and the Partnership does not currently anticipate any sales of the Common Units in the open market in the near future.

In addition, if the offering registered under the Registration Statement is characterized as a primary offering on behalf of the Partnership, (i) the Selling Unitholders would be deemed to be “underwriters” with respect to the offering (with the attendant liabilities under Section 11 of the Securities Act) and (ii) in accordance with the Staff’s long-standing interpretive position, Rule 144 would never be available to them to effect resales of their securities.

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A recharacterization of a presumed secondary offering as a primary offering has a dramatic and potentially disastrous impact on the ability of a Selling Unitholder to effect the resale of its securities, and this characterization would have a chilling effect on the ability of smaller public companies—like the Partnership—to raise vitally needed capital.

Background

In March 2015, the Partnership engaged SunTrust Robinson Humphrey, Inc. as the placement agent (the “Placement Agent”) to assist with an equity financing. Based on the Partnership’s unit price as reported on the NYSE MKT and the need to obtain financing for the Partnership’s growth initiatives in a timely manner, the Placement Agent and the management of the Partnership’s general partner agreed that a private placement of securities targeting institutional investors and other qualified accredited investors had the highest likelihood of success (the “Private Placement”). Accordingly, the Placement Agent began to contact potential investors on behalf of the Partnership to discuss a proposed private placement of the Partnership’s securities and the terms of those securities.

On March 31, 2015 and April 15, 2015, the Partnership entered into Class A Preferred Unit Purchase Agreements (the “Purchase Agreements”) and sold in private placements to 11 separate institutional or otherwise qualified accredited investors (the “Investors”) an aggregate of 10,859,375 Class A Preferred Units (the “Preferred Units”), which are convertible into common units of the Partnership (the “Common Units”), at a per unit price of $1.60, for aggregate gross proceeds of $17,375,000. The proceeds of the Private Placement were used to pay a portion of the purchase price for an acquisition that the Partnership also consummated on March 31, 2015. At the close of trading on March 31, 2015, the trading price of the Partnership’s Common Units on the NYSE MKT was $1.90; therefore, the sale price of the Preferred Units represented a 15.8% discount to the market price. In connection with the issuance of the Preferred Units, the Partnership also entered into Amendment No. 1 to the Partnership’s Agreement of Limited Partnership (as amended, the “Partnership Agreement”), which sets forth the terms of the Preferred Units.

Each Preferred Unit will automatically convert at the Conversion Rate (defined below) on the earlier of March 31, 2018 and the closing date for a firm commitment underwritten public offering by the Partnership that results in gross proceeds of not less than $75,000,000, subject to certain exceptions specified in the Partnership Agreement. The “Conversion Rate” is equal to the aggregate purchase price for the Preferred Units plus accrued and unpaid distributions thereon, divided by the lesser of the purchase price for the Preferred Units and the lowest price for which the Partnership issues Common Units (other than in connection with an at-the-market offering or the Partnership’s Long-Term Incentive Plan). Each of the holders of Preferred Units has the right, from and after March 31, 2016 at the option of such holder, to request conversion in whole or in part of its Preferred Units. The Partnership also has the right to cause all, but not less than all, of the Preferred Units to convert into Common Units at any time beginning March 31, 2016. Notwithstanding the conversion right, the Preferred Units may not be converted into a number of Common Units that, when combined with any other Common Units beneficially owned by the holder, would make the holder the beneficial owner of more than 19.99% of the outstanding Common Units following conversion.

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Except in connection with an amendment to the terms of the Preferred Units, the holders of Preferred Units have no voting rights.

The Preferred Units were issued pursuant to the exemption from registration provided by Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder. According to information provided to the Partnership by the Investors, each of the Investors is either an institutional investor or an individual accredited investor. In addition, each of the Investors made extensive representations and warranties in the Purchase Agreement regarding its investment intent, including representations that each Investor was purchasing the Preferred Units for its own account, for investment purposes and not for the purpose of effecting any distribution of the Preferred Units in violation of the Securities Act.

On March 31, 2015 and April 15, 2015, the Partnership entered into Registration Rights Agreements with the Investors (the “Registration Rights Agreements”), which required that the Partnership file, within 120 days after the issuance of the Preferred Units, a registration statement with the Commission covering the resale of the Common Units issuable upon conversion of the Preferred Units. Failure to have the Registration Statement declared effective by November 11, 2015 will result in the Partnership having to make additional payments to the Investors pursuant to the terms of the Registration Rights Agreements. The Partnership filed the Registration Statement on May 15, 2015 to fulfill its obligations under the Registration Rights Agreements and registered both the 10,859,375 Common Units issuable upon conversion of the Preferred Units on a one-for-one basis plus 1,844,558 Common Units issuable in connection with paid-in-kind distributions payable on account of the Preferred Units, assuming the conversion thereof occurs on March 31, 2016, which is the earliest date that the Preferred Units could convert unless the Partnership consummates a qualified public offering or the Partnership and the Investors otherwise agree to amend the terms of the Preferred Units to provide for conversion earlier.

Rule 415 Analysis

The Commission adopted Rule 415 under the Securities Act to permit the registration of offerings to be made on a delayed or continuous basis. Rule 415 specifies certain conditions that must be met by an issuer in order to avail itself of the Rule. In relevant part, Rule 415 provides:

(a) Securities may be registered for an offering to be made on a continuous or delayed basis in the future, Provided, That:

(1) The registration statement pertains only to:

(i) Securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary;…[or]

(x) Securities registered (or qualified to be registered) on Form S-3… which are to be offered and sold on an immediate, continuous or delayed basis by or on behalf of the registrant, a majority-owned subsidiary of the registrant or a person of which the registrant is a majority-owned subsidiary….

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Under Rule 415(a)(1)(i), an issuer may register units to be sold on a delayed or continuous basis by selling unitholders in a bona fide secondary offering without restriction.

In the event that the offering registered by the Registration Statement is re-characterized as a primary offering on behalf of the Partnership, (i) the offering would have to be made on a fixed price basis (in other words, the Investors would not be able to sell their securities at prevailing market prices) unless the Partnership is eligible to use Form S-3 for a primary offering, (ii) the Investors would be deemed to be “underwriters” with respect to the private placement (with the attendant liabilities under Section 11 of the Securities Act) and (iii) in accordance with the Staff’s long-standing interpretive position, Rule 144 would never be available to the Selling Unitholders to effect resales of their securities. Such an interpretation with respect to the offering contemplated by the Registration Statement would have a dramatic and potentially disastrous impact on the ability of a Selling Unitholder to effect the resale of its securities. Because re-characterizing the offering as “by or on behalf of the registrant” has such a draconian impact, and a mischaracterization can have a chilling effect on the ability of smaller public companies—like the Partnership—to raise capital, a careful and complete review of all of the relevant facts and circumstances is necessary.

In C&DI 612.09, the Staff has set forth a detailed analysis of the relevant factors that should be examined. C&DI 612.09 provides:

It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer. Underwriter status may involve additional disclosure, including an acknowledgment of the seller’s prospectus delivery requirements. In an offering involving Rule 415 or Form S-3, if the offering is deemed to be on behalf of the issuer, the Rule and Form in some cases will be unavailable (e.g., because of the Form S-3 “public float” test for a primary offering, or because Rule 415 (a)(l)(i) is available for secondary offerings, but primary offerings must meet the requirements of one of the other subsections of Rule 415). The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

Each of the relevant factors listed in C&DI 612.09 is discussed below. In our view, based on the requirements of Rule 415(a)(1)(i) and a proper consideration of all of the factors set forth in C&DI 612.09, the Staff should conclude that the proposed offering is “solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary” and therefore, the registration of all of the Common Units is permissible under Rule 415(a)(1)(i). In other words, the Partnership believes that the totality of the facts and circumstances in this circumstance demonstrates that the registration of the Common Units relates to a valid secondary offering, and the Selling Unitholders are not acting as underwriters or otherwise as a conduit for the Partnership with respect to the Common Units covered by the Registration Statement.

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How Long the Selling Unitholders Have Held the Units

Presumably, the longer securities are held, the less likely it is that the Selling Unitholders are acting as a mere conduit for the issuer. Since the time the Investors acquired the Preferred Units on March 31, 2015 and April 15, 2015, the Investors have had market risk. Moreover, there is currently no market for the Preferred Units and one is not anticipated to develop. In addition, the earliest that the Investors or the Partnership can convert the Preferred Units into Common Units, for which there is a readily available market (albeit, as discussed below, one with limited trading volume), is one year after the Preferred Units were issued (although the Preferred Units could be mandatorily converted earlier if the Partnership consummates a public offering of at least $75,000,000 or if the Partnership and the Investors otherwise agree to amend the terms of the Preferred Units to provide for conversion earlier). In addition, each Investor made specific representations to the Partnership that such Investor was acquiring the Preferred Units in the ordinary course of business for such Investor’s own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof. None of the Investors has sold any of the Preferred Units, and there is no evidence to suggest that the representations made by the Investors are false. The fact that the Common Units are now being registered for resale is not evidence that the Selling Unitholders desire to effect an immediate distribution, which in fact the Selling Unitholders are not able to do given that the Preferred Units are not yet convertible into Common Units.

In C&DI 116.19, the Staff codified its “PIPEs” interpretation, which contemplates that a valid secondary offering could occur immediately following the closing of a PIPE transaction. C&DI 116.19 provides in relevant part:

In a PIPE transaction, a company will be permitted to register the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement….The closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement.

Furthermore, it is important to note that C&DI 139.13 provides that no minimum holding period is required where a company has completed a private transaction of all of the securities it is registering and the investor is at market risk at the time of filing of the resale registration statement. The Partnership is not aware that the Staff has taken the position that the period of time elapsing between closing and registration has raised concerns about whether the offering is a valid secondary offering. In fact, the Partnership believes that such concerns would be inconsistent with C&DI 116.19. Because no holding period is required for a PIPE transaction to be a valid secondary offering, the period that has already elapsed since the signing of the Purchase Agreements is substantially longer than the holding period required by the Staff for valid PIPE transactions. This concept comports with longstanding custom and practice in the PIPEs marketplace.

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Moreover, an extended holding period was both contemplated and expected by the Investors at the time that they made their investment decision. As provided in the Partnership Agreement, the Preferred Units are not convertible into Common Units by either the Partnership or the Investors until at least one year after the date of issuance (unless the Partnership otherwise consummates a public offering of at least $75,000,000 or if the Partnership and the Investors otherwise agree to amend the terms of the Preferred Units to provide for conversion earlier). Given this fact, of which the Investors were aware at the time of the Private Placement, the Investors did not expect to have the ability to quickly exit their positions, even if they might desire to do so.

Circumstances Under Which the Units Were Received

The Investors acquired the Preferred Units under the Purchase Agreements pursuant to the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Rule 506 of Regulation D promulgated thereunder. Accordingly, the securities held by the Selling Unitholders are, and at all times have been, restricted securities that could not have been, and may not be, offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act. In the Purchase Agreements, the Investors made specific representations to the Partnership that they were purchasing their Preferred Units for their own accounts and not with a view to the resale or distribution thereof, and that they had no present intention of selling or otherwise distributing such securities. In addition, each of the Investors represented that it had made its own independent decision to purchase securities in the private placement. The Partnership is not aware of any evidence that would indicate that these specific representations were false.

No Investor, by virtue of the Private Placement, has any other subscription rights to obtain additional Common Units or a reduction in the purchase price that it paid for the Preferred Units based on subsequent events or circumstances. All of the Investors were, have continued to be, and will likely continue to be for some time, at market risk with respect to their Preferred Units and the Common Units issuable upon conversion thereof.

In most PIPE transactions, including the Private Placement, a registration statement is required to be filed shortly after closing (typically 30 to 90 days) and declared effective shortly thereafter. Although the Investors bargained for registration rights as part of the Private Placement, registration rights, in and of themselves, do not evidence intent on the part of the Investors to sell the Common Units. The Partnership notes that there are many reasons why investors prefer to have their units registered other than to effect an immediate sale, including, but not limited to: (i) some private investment funds are required to mark their portfolios to market and if portfolio securities are not registered, such investors are required to mark down the book value of those securities to reflect an illiquidity discount and (ii) not registering the units would prevent investors from taking advantage of market opportunities or from liquidating their investment if there is a fundamental shift in their original investment determination about the Partnership. In addition, some of the Selling Unitholders are fiduciaries for their limited partners

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and other investors in their funds; as a result, such Selling Unitholders have a common law duty to act prudently. Accordingly, the Partnership understands that the Selling Unitholders wish to have their securities in a more liquid form, whereas not registering the Common Units could prevent them from taking advantage of market opportunities or from liquidating their investment if there is a fundamental shift in their investment judgment about the Partnership.

There is no evidence that a distribution would occur if the Registration Statement is declared effective. Under the Commission’s own rules, a distribution requires “special selling efforts”. Rule 100(b) of Regulation M defines a “distribution” as “an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.”

Accordingly, the mere size of a potential offering does not make a proposed sale a “distribution.” Special selling efforts and selling methods must be employed before an offering can constitute a distribution. In this case, there is no evidence that any special selling efforts or selling methods have or would take place if all of the Common Units issuable upon conversion of the Preferred Units issued in the Private Placement and covered by the Registration Statement were registered. To the Partnership’s knowledge, no Investor has any agreements or understandings, directly or indirectly, with any person to distribute its Preferred Units or Common Units, nor is there any evidence that any of the Investors have conducted any road shows or taken any other actions to condition or “prime” the market for their units. To do so would violate the detailed representations made by them in the Purchase Agreements.

The circumstances of the Private Placement underscore that it would be virtually impossible for the Investors to effect an illegal distribution even if they desired to do so because the existing trading market for the Common Units could not absorb all of the Common Units that may be issued to the Investors upon conversion of the Preferred Units. According to the website Yahoo! Finance, the three-month average daily trading volume of the Common Units on the NYSE MKT as of June 10, 2015 was approximately 22,492 units. As a result, it would take the Investors nearly two years to sell all of Common Units subject to the Registration Statement assuming no one else sold a single Common Unit. In these circumstances, it is not credible to conclude that the Investors have purchased their Preferred Units for the purpose of making a distribution of the Common Units. In this situation, which is common in many PIPE transactions, the concept that the Investors have “freely tradable” units is more theoretical than real. For all practical purposes, the Investors are largely locked in to their investments for a significant period of time, regardless whether their Common Units are registered.

The Investors’ Relationship to the Partnership

As discussed above, the Selling Unitholders consist of 11 Investors. Other than five of the Investors who had purchased some Common Units on the open market, none of the Selling Unitholders had a relationship with the Partnership prior to their investment in the Private Placement. None of the Selling Unitholders are an affiliate of the Partnership. The Selling Unitholders are not represented on the board of directors of the Partnership’s general partner, and the Selling Unitholders have no contractual rights to control or otherwise influence the conduct of the Partnership’s business and operations.

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In selling unitholder questionnaires delivered by the Investors to the Partnership in connection with the preparation of the Registration Statement, each of the Investors represented that it was not a broker-dealer registered with the Commission. As discussed above, each of the Investors also represented and warranted in the Purchase Agreements that the Preferred Units being acquired by it were being acquired for such Investor’s own account, not as nominee or agent, and not with a view to the resale or distribution of any of such securities in violation of the Securities Act. The Private Placement was negotiated at arm’s length, with each of the Investors incurring all of the economic and market risk attendant to this type of transaction.

In fact, the Selling Unitholders are responsible for paying any broker-dealer fees or underwriting discounts or commissions directly to any broker-dealers they engage to assist in selling any Common Units. The Selling Unitholders will retain all proceeds from the sale of the Common Units pursuant to the Registration Statement, and the Partnership will not obtain any direct or indirect benefit from any amounts received from those sales.

The registration rights granted to the Selling Unitholders are traditional registration rights and are not indicative of any present intention of the Selling Unitholders to sell or distribute the Common Units, much less sell or distribute the Common Units on behalf of the Partnership. The decision to exercise these registration rights now and request that the Common Units be registered with the Commission was made solely by the Selling Unitholders and not the Partnership. From the point of view of the Partnership, filing the Registration Statement entails significant legal, accounting and printing costs and filing fees with no offsetting monetary benefits to the Partnership. Absent the Selling Unitholders’ contractual registration rights, the Partnership would not be filing the Registration Statement, and the Partnership will not receive any proceeds from any subsequent sale of the Common Units. The Selling Unitholders negotiated the customary registration rights set forth for a variety of business reasons, and, in any case, the registration rights were not granted by the Partnership for the purpose of conducting an indirect primary offering.

Number of Units Involved

Assuming all of the 12,703,933 Common Units being registered for sale by the Selling Unitholders under the Registration Statement are issued, on an after-issued basis, they will represent approximately 40% of the total Common Units outstanding (or approximately 54% of the total Common Units outstanding held by non-affiliates) based on the number of Common Units outstanding as of May 14, 2015.

The Partnership acknowledges the large number of Common Units involved. While it appears that the number of Common Units being registered is a factor that the Staff considers in its determination regarding whether an offering should be deemed a primary or secondary offering, a single-minded focus on the number of securities is inconsistent with C&DI 612.09 and the facts and circumstances recited above. As described below, the Staff’s focus on “toxic” features—which are not a factor in the proposed offering—is far more likely to deter abusive practices and uncover disguised primary offerings than a focus on the number of securities being registered.

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June 15, 2015

We understand that several years ago the Staff became increasingly concerned about public resales of securities purchased in “toxic” transactions. The Staff believed that public investors often did not have an appropriate understanding as to the nature of the investment being made or the negative impact that such transactions could have on the market prices of the shares involved. In many of these “toxic” transactions, an issuer would commit to issuing shares at a conversion price that floated and was subject to change in accordance with the market price of the underlying common stock. When the deals were announced, the stock prices typically fell, resulting in the issuance of significant blocks of stock. In these toxic situations, existing investors or investors who purchased shares after the announcement of the transaction frequently faced unrelenting downward pressure on the value of their investments. In too many of these cases, the shares held by non-participants in these transactions were ultimately rendered worthless.

In order to combat the effects of these toxic transactions, we understand that the Office of the Chief Counsel and the senior Staff members of the Commission’s Division of Corporation Finance began to look at ways to discourage toxic transactions and to limit the impact of these transactions. One way to do so was to limit the ability of the investors in those transactions to have their shares registered.

We understand that, in order to monitor these types of transactions, the Staff compared the number of shares an issuer sought to register with the number of shares outstanding and held by non-affiliates as disclosed in the issuer’s most recent Annual Report on Form 10-K. As we understand it, the Staff was instructed to look more closely at any situation where an offering involved more than approximately one-third of the public float. If an issuer sought to register more than one-third of its public float, the Staff was instructed to examine the transaction to see if it implicated Staff concerns that a secondary offering might be a “disguised” primary offering for Rule 415 purposes. However, according to the Office of the Chief Counsel, the test was intended to be a mere screening test and was not intended to substitute for a complete analysis of the factors cited in C&DI 612.09. Moreover, we understand that the Staff’s focus shifted in late 2006 to “extreme convertible” transactions to avoid disrupting legitimate PIPE transactions. As described above, the terms of the Private Placement do not implicate any of the concerns leading to the focus on extreme convertible situations. There is no danger that public investors do not have an appropriate understanding as to the nature of the investment being made or any negative impact on the market prices of the shares involved, as the Private Placement has been fully disclosed in the Partnership’s filings with the Commission and the securities involved are a fixed number of Common Units (not including any Common Units issuable as a result of a preferred return accrued on the Preferred Units).

Furthermore, focusing solely on the number of shares being registered in relation to the shares outstanding or the public float has a disproportionate impact on the ability of smaller public companies to utilize the shelf registration process to register shares for resale, thereby severely limiting their options to raise funds.

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If the Staff’s concern is that a distribution is taking place, the number of units being registered should be given less weight in the Staff’s analysis. The availability of Rule 415 depends on whether the offering is made by selling unitholders or deemed to be made by or on behalf of the issuer. In order for the Staff to determine that the offering is in fact on behalf of the issuer, by definition the Staff must conclude that the Selling Unitholders are seeking to effect a distribution of units. Clearly, an illegal distribution of units can take place when the amount of units involved is less than one-third of an issuer’s public float. In fact, it is far easier to effect an illegal distribution when the number of units involved is relatively small in relation to the units outstanding or the public float. When investors acquire a large stake of a small public company, particularly one with a limited trading market like that of the Partnership, it is virtually impossible for them to exit their equity position in an orderly manner through the public markets.

Limiting the number of units being registered does not effect any significant change in the circumstances of a proposed offering. If the Selling Unitholders are acting as a mere conduit for the Partnership, cutting back on the number of Common Units being sold does not change the investment intent of the Selling Unitholders or the ability of the Selling Unitholders to effect a distribution if, in fact, that was their intent.

The Staff’s interpretative position set forth in C&DI 612.12 makes clear that the amount of securities offered, whether by an affiliate or otherwise, is not the determinative factor when considering whether an offering is properly characterized as a primary offering or a secondary offering. Other factors discussed in this letter, such as the Selling Unitholders’ investment intent, and the circumstances under which the Selling Unitholders acquired the securities, support the characterization of the proposed offering as secondary in nature. C&DI 612.12 describes a scenario where a holder of well over one-third of the outstanding stock is able to effect a valid secondary offering. The interpretation states, in relevant part, that:

A controlling person of an issuer owns a 73% block. That person will sell the block in a registered “at-the-market” equity offering. Rule 415(a)(4) [which places certain limitations on “at-the-market” equity offerings] applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).

In addition, C&DI 216.14, regarding the use of Form S-3 to effect a secondary offering provides:

Secondary sales by affiliates may be made under General Instruction I.B.3. to Form S-3 [relating to secondary offerings], even in cases where the affiliate owns more than 50% of the issuer’s securities, unless the facts and circumstances indicate that the affiliate is acting as an underwriter or by or on behalf of the issuer.

These interpretive positions support the Partnership’s belief that a holder of well in excess of one-third of the public float can effect a valid secondary offering of its units unless other facts—beyond the mere level of ownership—indicate that the holder is acting as a conduit for the issuer.

Securities and Exchange Commission

June 15, 2015

A focus on the number of shares being registered appears reminiscent of the “presumptive underwriter” doctrine, under which the Staff previously took the position that the sale of more than 10% of the outstanding registered stock of an issuer made the investor a “presumptive underwriter” of the offering. The Partnership notes that the presumptive underwriter doctrine was abandoned by the Staff more than 20 years ago. See American Council of Life Insurance (avail. June 10, 1983). More recent rule making has continued this trend away from this doctrine. See Securities Act Release No. 33-8869 (December 6, 2007) (eliminating the “presumptive underwriter” provisions of Rule 145(c) and (d) in most cases). Accordingly, the Partnership believes that there is no basis to apply the doctrine here.

A focus solely on numbers of Common Units to be registered also ignores a fundamental aspect of these transactions: investors in PIPEs are funding business plans and strategic initiatives, not looking to take control of public issuers or to illegally distribute units. In this case, the Investors evaluated an investment in the Partnership on the basis of the business purpose for the Private Placement (i.e., to fund a portion of the purchase price for an acquisition) and whether they believed that the Partnership’s proposed use of proceeds was rational and likely to produce above average investment returns. By focusing on the percentage of the public float or the percentage of the units outstanding, the Staff unfairly penalizes smaller companies such as the Partnership by disproportionately hindering their ability to raise desperately-needed capital to execute their business plans and strategic initiatives. It is difficult to harmonize a focus on the number of securities being registered by smaller companies with the Commission’s public commitment to smaller companies. Furthermore, the enactment of the Jumpstart Our Business Startups Act demonstrates that Congress is focused on making access to the capital markets easier, not harder, for smaller public companies.

Indeed, as indicated in its periodic reports, the Partnership’s ability to grow and resume making distributions—a key attribute of a master limited partnership such as the Partnership—is dependent on making acquisitions, which requires the completion of financings, such as the one represented by the Private Placement, in a timely manner. Investors like the Selling Unitholders provide issuers like the Partnership with the means to further their business plans and strategic initiatives and, by extension, to provide returns to all unitholders. In the case of the Private Placement, the Investors evaluated an investment in the Partnership on the basis of the business purpose for the offering (namely, to consummate an accretive acquisition) and whether they believed the Partnership’s use of proceeds was rational and likely to produce favorable investment returns. The number of Preferred Units that they purchased was simply a mathematical result of the size of the investment, the price per Preferred Unit and the Partnership’s market capitalization. PIPE investors do not typically look to acquire a specific proportion of a company and then calculate an investment amount based on that desired level of ownership. We respectfully submit that cutting off the ability to finance the operations of smaller companies through transactions such as the Private Placement will create dire consequences for these types of companies and their investors, with no corresponding benefit from an investor protection perspective or otherwise.

Securities and Exchange Commission

June 15, 2015

Whether the Investors are in the Business of Underwriting Securities

None of the Investors has an underwriting relationship with the Partnership or, to the Partnership’s knowledge, is in the business of underwriting securities. The Investors are private investment funds or individuals that buy and sell portfolio securities for their own accounts. All of the Investors represented at the time of purchase that they were buying for their own accounts and not with an intention to distribute in violation of the Securities Act. There is no allegation that those representations and warranties are untrue and no factual basis exists for any such allegation. To the Partnership’s knowledge, none of the Investors has sold any Preferred Units since the closing of the Private Placement, nor have any Investors converted the Preferred Units. In addition, to the Partnership’s knowledge, no Investor has any agreements or understandings, directly or indirectly, with any person to distribute the Common Units issuable upon conversion of the Preferred Units.

Section 2(a)(11) of the Securities Act defines the term “underwriter” as “any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking….” Each Selling Unitholder has represented that such Selling Unitholder has purchased the securities convertible into the Common Units in the ordinary course for such Selling Unitholder’s own account and not with a view toward, or for resale in connection with, the public sale or distribution thereof, except pursuant to sales registered under the Securities Act or under an exemption from such registration and in compliance with applicable federal and state securities laws, and they do not have a present arrangement to effect any distribution of the Common Units registered in the Registration Statement to or through any person or entity. Accordingly, the Partnership believes that none of the characteristics commonly associated with acting as an underwriter are present.

Whether Under all of the Circumstances it Appears that the Investors are Acting as a Conduit for the Partnership

As the facts and analysis provided above demonstrate, the Investors are not engaging in a distribution and are not acting as conduits for the Partnership. The Investors made fundamental decisions to invest in the Partnership, have held their securities for a period of time that exceeds the periods sanctioned in the Staff’s C&DIs, and have represented that they purchased the securities for their own accounts and not with a view to the resale or distribution thereof, and that they had no present intention of selling or otherwise distributing such securities. In addition, each of the Investors represented that it had made its own independent decision to purchase securities in the Private Placement, and there is no evidence to suggest that any of the Investors are acting in concert to effect a coordinated distribution of the units.

None of the Investors is in the business of underwriting securities and all of the proceeds of the offering of the Common Units under the Registration Statement will be retained by the Selling Unitholders. In these circumstances, the Partnership believes that the offering it seeks to register pursuant to the Registration Statement is a valid secondary offering that should be allowed to proceed consistent with Rule 415.

Securities and Exchange Commission

June 15, 2015

Conclusion

For all of the foregoing reasons, the Partnership believes that the facts and circumstances compel the conclusion that the offering pursuant to the Registration Statement is a valid secondary offering by the Selling Unitholders eligible to be made on a shelf basis under Rule 415(a)(1)(i) and that the Partnership should be permitted to proceed with the registration of all of the Common Units issuable in connection with the conversion of the Preferred Units issued pursuant to the Private Placement. No potential violation of Rule 415 exists and, in these circumstances, there is no risk to the investing public if the Registration Statement is declared effective as to all of the Common Units issuable in connection with the Private Placement.

If you have any further comments, please contact the undersigned by telephone at (713) 220-4764 or by email at solson@andrewskurth.com, with a copy to Charles C. Ward, Chief Financial Officer of the Company, at chuck.ward@cepllc.com. We thank you in advance for your prompt consideration of the responses set forth above.

Sincerely,

            /s/ Scott L. Olson

        Scott L. Olson

cc:	Charles C. Ward (Chief Financial Officer)